Exhibit 99.1

Kamada Reports Continued Profitable Growth with Strong Third Quarter and Nine Month 2024 Financial Results; Raises Full-Year Profitability Guidance

●	Revenues for Third Quarter of 2024 were $41.7 Million, up 10% Year-over-Year; Nine Month 2024 Total Revenues were $121.9 Million, up 15% Year-over-Year

●	Third Quarter 2024 Adjusted EBITDA of $8.8 Million, Representing an 11% Increase Year-over-Year; Nine Month 2024 Adjusted EBITDA of $25.4 Million, up 43% Year-over-Year

●	Robust Third Quarter and Nine Month Results and Positive Outlook for Remainder of 2024 Support Increased Adjusted EBITDA Guidance to $32 Million-$35 Million, a 12% Increase of the Midpoint from the Previous Guidance, and Reiteration of Full-Year Revenue Guidance of $158 Million-$162 Million

●	Company Generated $37.2 Million of Cash from Operations During First Nine Months of 2024; as of September 30, 2024, had $72.0 Million of Available Cash

●	Expanded Plasma Collection Operations with the Opening of a New Site in Houston, TX

●	Conference Call and Live Webcast Today at 8:30 AM ET

REHOVOT, Israel, and HOBOKEN, NJ – November 13, 2024 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for three months and nine months ended September 30, 2024.

“Our strong operational and financial momentum continued in the third quarter as we again generated solid results,” said Amir London, Kamada’s Chief Executive Officer. “While we benefit from the strength of our entire portfolio, we continue to improve the overall sales mix through increased sales of our two most profitable growth drivers KEDRAB® and CYTOGAM®. Total revenues for the first nine months of 2024 were $121.9 million, which represents year-over-year growth of 15%, and adjusted EBITDA was $25.4 million, up 43% year-over-year, representing a 21% margin of revenues. Based on our continued profitable growth and positive outlook for the remainder of 2024, we are increasing our annual adjusted EBITDA guidance to $32 million to $35 million, a 12% increase of the midpoint from our previous guidance and reiterating our full-year 2024 revenue guidance of between $158 million to $162 million.”

“Importantly, we consistently demonstrate our ability to convert our reported adjusted EBITDA to operational cash flow, as we generated $37.2 million of cash from operating activities during the first nine months of the year. As of the end of the quarter, we had $72.0 million of available cash. We remain focused on identifying compelling new business development opportunities and leveraging our overall financial strength to further support our continued double-digit, longer-term growth,” added Mr. London.

“We also continue to advance multiple additional existing long-term growth drivers. To this end, during the third quarter, we announced the expansion of our plasma collection operations with the opening of a new plasma collection center in Houston, TX. This new center is expected to support an estimated total collection capacity of approximately 50,000 liters annually. The center is expected to be one of the largest sites for specialty plasma collection in the U.S. and will also collect normal source plasma to be sold to third parties. Additionally, patient enrollment continues in the ongoing pivotal Phase 3 InnovAATe clinical trial for our inhaled Alpha-1 Antitrypsin therapy. The independent Data and Safety Monitoring Board (DSMB) recommended study continuation without modifications at its recently conducted semi-annual meeting. We remain engaged in active discussions with the U.S. FDA on our previously filed IND amendment consisting of a revised Statistical Analysis Plan (SAP) and study protocol, which, if approved, may allow for the acceleration of the program,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2024

•	Total revenues were $41.7 million in the third quarter of 2024, a 10% increase from the prior year period. The increase in revenues was primarily attributable to increased sales of KEDRAB and CYTOGAM due to increased demand for these products in the U.S. market.

•	Gross profit and gross margins were $17.2 million and 41%, respectively, in the third quarter of 2024, compared to $14.8 million and 39%, respectively, reported in the prior year period.

•	Operating expenses, including research and development (R&D), sales and marketing (S&M), general and administrative (G&A), and other expenses, totaled $11.9 million in the third quarter of 2024, as compared to $10.4 million in the third quarter of 2023. The higher operating expenses were primarily attributable to an increase in S&M costs associated with the marketing activities in the U.S., as well as increased R&D costs, primarily due to advancing the Inhaled AAT clinical trial.

•	Net income was $3.9 million, or $0.07 per share, in the third quarter of 2024, up 20% from a net income of $3.2 million, or $0.06 per diluted share, in the third quarter of 2023.

•	Adjusted EBITDA, as detailed in the tables below, was $8.8 million in the third quarter of 2024, an 11% increase as compared to $7.9 million in the third quarter of 2023.

•	Cash provided by operating activities was $22.2 million in the third quarter of 2024, as compared to cash provided by operating activities of $0.9 million in the third quarter of 2023.

Financial Highlights for the Nine Months Ended September 30, 2024

•	Total revenues for the first nine months of 2024 were $121.9 million, a 15% increase from the $106.1 million generated in the first nine months of 2023. The increase in revenues was primarily attributable to increased sales of KEDRAB and CYTOGAM due to increased demand for these products in the U.S. market.

•	Gross profit and gross margins for the first nine months of 2024 were $52.9 million and 43%, respectively, compared to $41.1 million and 39%, respectively, in the first nine months of 2023.

•	Operating expenses, including R&D, S&M, G&A, and other expenses, totaled $38.0 million in the first nine months of 2024, as compared to $33.8 million in the first nine months of 2023. The higher operating expenses were primarily attributable to an increase in S&M costs associated with the marketing activities in the U.S., as well as increased R&D costs, primarily due to advancing the Inhaled AAT clinical trial.

•	Net profit for the first nine months of 2024 was $10.7 million, or $0.18 per diluted share, a 230% increase compared to net income of $3.2 million, or $0.06 per diluted share, in the prior year period.

•	Adjusted EBITDA, as detailed in the tables below, was $25.4 million in the first nine months of 2024, a 43% increase as compared to $17.7 million in the first nine months of 2023.

•	Cash provided by operating activities during the first nine months of 2024 was approximately $37.2 million, as compared to cash used in operating activities of $0.1 million during the first nine months of 2023. The change was correlated to the increase in profitability and changes in the Company’s working capital.

Balance Sheet Highlights

As of September 30, 2024, the Company had cash, cash equivalents, and short-term investments of $72.0 million, as compared to $55.6 million on December 31, 2023.

Recent Corporate Highlights

Announced the expansion of the Company’s plasma collection operations with the opening of a new plasma collection center in Houston, TX. The new 12,000 square foot center is operated by Kamada’s wholly owned subsidiary, Kamada Plasma, and is planned to support over 50 donor beds with an estimated total collection capacity of approximately 50,000 liters annually. The new center will collect normal source plasma and specialty plasma, such as Anti-Rabies and Anti-D, and is anticipated to be one of the largest sites for specialty plasma collection in the U.S. The new center also supports the Company’s strategy to become a leading global vertically integrated supplier of specialty plasma-derived products. Kamada expects to open its third plasma collection center in San Antonio, TX, during the first half of 2025, and expects each collection center to contribute annual revenues of $8 million to $10 million in sales of normal source plasma at its full capacity.

Fiscal Year 2024 Guidance

Kamada is increasing its adjusted EBITDA guidance from a range of $28 million to $32 million to a range of $32 million to $35 million, a 12% increase of the midpoint from the previous guidance, and continues to expect to generate fiscal year 2024 total revenues in the range of $158 million to $162 million, representing double digit top- and bottom-line growth year-over-year.

Conference Call

Kamada management will host an investment community conference call on November 13, 2024, at 8:30am Eastern Time to present the Company’s results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.) or 1-809-406-247 (from Israel) or 1-201-689-8263 (International) using conference ID 13749715. The call will also be webcast live on the Internet at https://viavid.webcasts.com/starthere.jsp?ei=1694075&tp_key=3a2494a103

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2024 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort.  Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: KEDRAB®, CYTOGAM®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of Anti-Rabies and Anti-D hyper-immune plasma used in the manufacturing of the Company’s relevant products and recently opened a new plasma collection center in Houston, Texas in which it collects normal source plasma and specialty plasma. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) positive outlook for the remainder of 2024, supporting an increased annual adjusted EBITDA guidance to $32 Million-$35 Million and reiteration of Full-Year revenue guidance of $158 Million-$162 Million; 2) identifying compelling new business development opportunities leveraging the Company’s overall financial strength and supporting continued double-digit growth longer-term; 3) continued patient enrollment in the ongoing pivotal Phase 3 InnovAATe clinical trial; 4) continued engagement in active discussions with the U.S. FDA on the previously filed IND amendment, which, if approved, may allow for the acceleration of the program; 5) the new site in Houston, TX supporting over 50 donor beds with an estimated total collection capacity of approximately 50,000 liters annually and be one of the largest sites for specialty plasma collection in the U.S. and will also collect normal source plasma to be sold to third parties; 6) the new site in Houston, TX support the Company’s strategy to become a leading global vertically-integrated supplier of specialty plasma-derived products; and 7) the Company’s expectation to open its third plasma collection center in San Antonio, TX, during the first half of 2025, and that such center will contribute annual revenues of $8 million to $10 million in sales of normal source plasma at its full capacity. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2024	2023	2023
	Unaudited
	U.S Dollars In thousands
Assets
Current Assets
Cash and cash equivalents	$72,001	$52,603	$55,641
Trade receivables, net	16,295	25,107	19,877
Other accounts receivables	4,555	1,648	5,965
Inventories	71,558	73,795	88,479
Total Current Assets	164,409	153,153	169,962

Non-Current Assets
Property, plant and equipment, net	33,746	27,362	28,224
Right-of-use assets	9,854	5,494	7,761
Intangible assets, Goodwill and other long-term assets	135,041	142,501	140,465
Contract assets	8,159	8,546	8,495
Total Non-Current Assets	186,800	183,903	184,945
Total Assets	$351,209	$337,056	$354,907
Liabilities
Current Liabilities
Current maturities of lease liabilities	1,586	1,138	1,384
Current maturities of other long term liabilities	9,480	15,989	14,996
Trade payables	14,786	12,812	24,804
Other accounts payables	8,104	7,318	8,261
Deferred revenues	41	15	148
Total Current Liabilities	33,997	37,272	49,593

Non-Current Liabilities
Lease liabilities	9,574	4,717	7,438
Contingent consideration	17,630	19,642	18,855
Other long-term liabilities	34,121	36,477	34,379
Employee benefit liabilities, net	618	558	621
Total Non-Current Liabilities	61,943	61,394	61,293

Shareholder’s Equity
Ordinary shares	15,024	15,020	15,021
Additional paid in capital	266,588	265,700	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	16	(98)	140
Capital reserve from share-based payments	6,394	6,198	6,427
Capital reserve from employee benefits	283	318	275
Accumulated deficit	(29,546)	(45,258)	(40,200)
Total Shareholder’s Equity	255,269	238,390	244,021
Total Liabilities and Shareholder’s Equity	$351,209	$337,056	$354,907

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2024	2023	2024	2023	2023
	Unaudited		Unaudited
	U.S Dollars In thousands except for share and per share data

Revenues from proprietary products	$110,032	$86,437	$37,128	$31,436	$115,458
Revenues from distribution	11,916	19,650	4,612	6,498	27,061

Total revenues	121,948	106,087	41,740	37,934	142,519

Cost of revenues from proprietary products	59,207	47,863	20,869	17,447	63,342
Cost of revenues from distribution	9,805	17,146	3,637	5,684	23,687

Total cost of revenues	69,012	65,009	24,506	23,131	87,029

Gross profit	52,936	41,078	17,234	14,803	55,490

Research and development expenses	12,512	10,694	3,414	3,180	13,933
Selling and marketing expenses	13,862	11,573	4,501	3,711	16,193
General and administrative expenses	11,578	10,603	4,014	3,701	14,381
Other expenses (income)	11	920	11	(157)	919
Operating income	14,973	7,288	5,294	4,368	10,064

Financial income	1,434	92	646	67	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	255	726	(60)	553	55
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(5,316)	(3,358)	(1,766)	(1,288)	(980)
Financial expenses	(471)	(1,343)	(167)	(404)	(1,298)
Income before tax on income	10,875	3,405	3,947	3,296	8,429
Taxes on income	221	179	84	73	145

Net income	$10,654	$3,226	$3,863	$3,223	$8,284

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	(63)	(334)	32	(90)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(61)	324	(4)	59	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	8	(30)	-	(106)	(73)
Total comprehensive income (loss)	$10,538	$3,186	$3,891	$3,086	$8,439

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.19	$0.07	$0.07	$0.07	$0.17
Diluted net earnings per share	$0.18	$0.06	$0.07	$0.06	$0.15

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$10,654	$3,226	$3,863	$3,223	$8,284

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation	9,708	9,506	3,242	3,179	12,714
Financial expenses, net	4,098	3,883	1,347	1,072	1,635
Cost of share-based payment	700	941	224	312	1,314
Taxes on income	221	179	84	73	145
Loss (gain) from sale of property and equipment	11	(5)	12	-	(5)
Change in employee benefit liabilities, net	6	(144)	17	(104)	(125)
	14,744	14,360	4,926	4,532	15,678
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	3,249	2,078	10,004	(618)	7,835
Decrease (increase) in other accounts receivables	1,452	2,716	510	1,177	(1,150)
Decrease (increase) in inventories	16,920	(5,011)	7,155	6,441	(19,694)
Decrease (increase) in deferred expenses	336	2,763	97	(279)	2,814
Decrease in trade payables	(10,747)	(18,617)	(5,655)	(13,181)	(8,885)
Increase (decrease) in other accounts payables	(157)	(359)	881	49	765
Increase (decrease) in deferred revenues	(107)	(20)	14	(23)	113
	10,946	(16,450)	13,006	(6,434)	(18,202)
Cash received (paid) during the period for:

Interest paid	(424)	(1,149)	(158)	(405)	(1,228)
Interest received	1,434	92	646	67	-
Taxes paid	(158)	(174)	(70)	(62)	(217)
	852	(1,231)	418	(400)	(1,445)

Net cash provided by (used in) operating activities	$37,196	$(95)	$22,213	$921	$4,315

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited
	U.S Dollars In thousands

Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(7,816)	$(3,876)	$(2,124)	$(1,729)	$(5,850)
Proceeds from sale of property and equipment	1	6	-	-	7
Net cash provided by (used in) investing activities	(7,815)	(3,870)	(2,124)	(1,729)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	3	1	-	4
Repayment of lease liabilities	(890)	(768)	(319)	(251)	(850)
Repayment of long-term loans	-	(17,407)	-	(15,185)	(17,407)
Repayment of other long-term liabilities	(12,316)	(17,500)	(4,468)	(11,500)	(17,300)
Proceeds from issuance of ordinary shares, net	-	58,231	-	58,231	58,231
Net cash provided by (used in) financing activities	(13,203)	22,559	(4,786)	31,295	22,678

Exchange differences on balances of cash and cash equivalent	182	(249)	151	328	233

Increase (decrease) in cash and cash equivalents	16,360	18,345	15,454	30,815	21,383

Cash and cash equivalents at the beginning of the period	55,641	34,258	56,547	21,788	34,258

Cash and cash equivalents at the end of the period	$72,001	$52,603	$72,001	$52,603	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,163	$3,880	$2,642	$295	$6,546
Purchase of property and equipment and Intangible assets	$1,040	$681	$1,040	$681	$646

NON-IFRS MEASURES

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2024	2023	2024	2023	2023
	U.S Dollars In thousands
Net income	$10,654	$3,226	$3,863	$3,223	$8,284
Taxes on income	221	179	84	73	145
Financial expense (income), net	4,098	3,883	1,347	1,072	1,635
Depreciation and amortization expense	9,708	9,506	3,242	3,179	12,714
Non-cash share-based compensation expenses	700	941	224	312	1,314
Adjusted EBITDA	$25,381	$17,735	$8,760	$7,859	$24,092